Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This filing contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following email was sent from Gary Bloom, Chairman of the Board, President and Chief Executive Officer of VERITAS, to all VERITAS employees on December 16, 2004.

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To:      Everyone VERITAS (Excluding Contractors)

From:  Gary Bloom

Date:  December 16, 2004

Subject: VERITAS & Symantec Merger Announcement

I’m extremely excited to announce that we have entered into an agreement to merge with Symantec Corporation. This transaction brings together two leaders in the software market and represents the largest software merger in history; and when completed, will create the fourth largest software company in the world.

By uniting the world’s leading storage and security software companies, we expect to provide customers with a more effective way to secure and manage their most valuable asset – their information. We anticipate that the combined company will offer customers the broadest portfolio of software and solutions on the most complete set of operating platforms, and across all tiers of their infrastructure – further solidifying our position as a strategic partner to our customers. In addition, one of the key benefits of this merger will be our ability to address the need of customers looking to more effectively manage suppliers and eliminate complexity.

VERITAS and Symantec share a common view of the marketplace and have a shared vision for the future of our respective companies. By joining together, we plan to leverage our unique strengths to provide our customers with complementary products, solutions and services, as well as strengthen our ability to better serve our customers with a combined team of nearly 6,000 sales and services personnel and about 3,500 development staff worldwide. With the combination of our talented teams and our substantial financial resources, VERITAS and Symantec will have the scale to execute and achieve our goals together.

There are some obvious synergies between our product lines that we expect will provide significant value to our customers. Some of these include:

•	Resilient Infrastructure – Threats detected on the Internet would automatically raise the service level requirements on mission-critical applications. In response to a virus outbreak inside a company, systems would be restored in an automated fashion, accelerating the time to recover.

•	Comprehensive Email Management – From the edge of the corporate network to the central email server, we plan to offer a combined product set which:
•	Filters spam
•	detects viruses

•	archives email
•	protects the system against planned and unplanned outages

•	Regulatory Compliance – Together we can help companies implement policies in response to regulatory requirements or automate the retrieval of relevant information during the process of legal discovery.

For the past 15 years, VERITAS’ core strategy and our vision to enable Utility Computing has been about improving the availability of business applications and data. At the same time, we’ve helped CIO’s operate within their constrained budgets by driving down their hardware and labor costs. From the beginning we chose to build heterogeneous software to address the diverse needs of our customers, no matter what hardware or platform they have, thereby giving them the freedom to choose the products that best meet their needs. Our focus and relentless pursuit to innovate and build robust technology has also catapulted VERITAS as a foremost leader in the Windows & UNIX backup, storage management, email archiving and non-array based storage software markets. This successful strategy and vision will continue to be nurtured and supported as we join Symantec. I truly believe that together, VERITAS and Symantec will accomplish much more than we ever could separately.

Given the importance of this announcement, I ask that you join John Thompson, the Symantec CEO, and me for an All-Hands conference call at 10 a.m. (PST). The dial-in information is below:

Employee All-Hands Conference Call

Date: Thursday, December 16
Time: 10:00 a.m. (PST)
Dial In Number:
      US: (800) 566.2250
      International: (312) 461-0644

Call Confirmation Code: #

Finally, I’d like to take this opportunity to thank all of you for your valuable contribution to the success of VERITAS. Although we are creating a new company, the majority of our stakeholders will remain the same and our commitment to their ongoing success has never been stronger. I would also like to ask for your continued support during the next few months as we proceed with this merger.

Additional information will be made available once we file a joint proxy statement. If you have questions or comments, please review the attached FAQ, send your questions to internalcommunications@veritas.com, or contact your HR services representative.

Gary

You can find more information about this transaction in the joint proxy statement/prospectus we plan to file with the SEC. You can get a copy of this document after it becomes available, along with our other SEC filings, without charge, on the SEC’s web site (http://www.sec.gov), or by calling either Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523. You can also get information about the participants in the proxy solicitation and a description of their direct and indirect interest in the materials filed with the SEC by Symantec on July 30, 2004 and by VERITAS on July 21, 2004.

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